UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. _____________)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response........ 14.5

Lighting Science Group Corporation
(Name of Issuer)

     Common Stock, par value $.001 per share
&
Series B Preferred Stock, par value $.001 per share

(Title of Class of Securities)

53224G103
(CUSIP Number)

Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

LED Holdings, LLC

26-0299414
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares		7	Sole Voting Power 371,670,443
Beneficially Owned by		8	Shared Voting Power -0-
Each Reporting Person With		9	Sole Dispositive Power 371,670,443
		10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 371,670,443
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 75.5%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 53224G103

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

PP IV (AIV) LED, LLC

26-0240524
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares		7	Sole Voting Power -0-
Beneficially Owned by		8	Shared Voting Power 371,670,443
Each Reporting Person With		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 371,670,443
11	Aggregate Amount Beneficially Owned by Each Reporting Person 371,670,443
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 75.5%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 53224G103

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

PP IV LED, LLC

26-0196366
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares		7	Sole Voting Power -0-
Beneficially Owned by		8	Shared Voting Power 371,670,443
Each Reporting Person With		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 371,670,443
11	Aggregate Amount Beneficially Owned by Each Reporting Person 371,670,443
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 75.5%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 53224G103

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RICHARD KELSON
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States
Number of Shares		7	Sole Voting Power -0-
Beneficially Owned by		8	Shared Voting Power 371,670,443
Each Reporting Person With		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 371,670,443
11	Aggregate Amount Beneficially Owned by Each Reporting Person 371,670,443
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 75.5%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 53224G103

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

LED EFFECTS, INC.

26-0299414
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Nevada
Number of Shares		7	Sole Voting Power -0-
Beneficially Owned by		8	Shared Voting Power 371,670,443
Each Reporting Person With		9	Sole Dispositive Power -0-
		10	Shared Dispositive Power 371,670,443
11	Aggregate Amount Beneficially Owned by Each Reporting Person 371,670,443
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 75.5%
14	Type of Reporting Person (See Instructions)

CO

Item 1.             Security and Issuer

                         The title and class of equity securities to which this statement relates is Common Stock, par value $.001 per share (the “Common Stock”) and Series B Preferred Stock, par value $.001 per share (the “Series B Preferred Stock”).

                         The name and address of the principal executive offices of the issuer is

                         Lighting Science Group Corporation
                         2100 McKinney Avenue
                         Dallas, TX 75201

Item 2.             Identity and Background

                         The identity and background of the persons filing this statement are as follows:

                         LED Holdings, LLC (“LEDH”) is a Delaware limited liability company, with its principal offices at 11390 Sunrise Gold Circle #800, Rancho Cordova, CA 95742.

                         PP IV (AIV) LED, LLC (“PPAIV”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.

                         PP IV LED, LLC (“PPLED”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.

                         Richard Kelson (“Mr. Kelson”) is an individual with a business address at 99 River Road, Cos Cob, CT 06807. Mr. Kelson is a citizen of the United States and Operating Advisor at Pegasus Capital Advisors, L.P.

                         LED Effects, Inc. (“LED”, together with PPAIV, PPLED, and Mr. Kelson, the “LEDH Members”) is a Nevada corporation, with its principal offices at 11390 Sunrise Gold Circle #800, Rancho Cordova, CA 95742.

                         None of the Reporting Persons was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

                         None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration

                         LEDH contributed assets and cash in exchange for 318,574,665 shares of Common Stock of the issuer and 2,000,000 shares of Series B Preferred Stock of the issuer.

                         See Item 5 below for information with respect to the LEDH Members.

Item 4.             Purpose of Transaction

                         The purpose of the acquisition of the securities of the issuer was for investment. See Item 6 below for additional information.

Item 5.             Interest in Securities of the Issuer

                         LEDH contributed substantially all of its assets in exchange for sole voting and dispositive power of 318,574,665 shares of Common Stock of the issuer and 2,000,000 shares of Series B Preferred Stock of the issuer, representing 75.5% of the common stock of Lighting Sciences Group and having voting power equal to 80% of the outstanding voting stock.

                         The LEDH Members do not directly own any of the Common Stock or Series B Preferred Stock of the issuer. The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock and Series B Preferred Stock of the issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by LEDH, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                         LEDH acquired the Common Stock and Series B Preferred Stock of the issuer described above pursuant to an Exchange and Contribution Agreement, dated as of October 4, 2007.

                         In connection with the Exchange and Contribution Agreement, the issuer and LEDH entered into a Registration Rights Agreement dated as of October 4, 2007 (the “Registration Rights Agreement”), which provides that the issuer is required to file a registration statement (the “Registration Statement”) covering the resale of the Common Stock and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock within sixty (60) days after the receipt of a request from LEDH that the issuer file the Registration Statement. Pursuant to the Registration Rights Agreement, the issuer has the right to defer such demand for up to thirty (30) days if the issuer furnishes a certificate signed by the Chief Executive Officer or Chairman of the Board stating that, in the good faith judgment of the Board of Directors of the issuer, it would be materially detrimental to the issuer and its stockholders for the Registration Statement to be effected at such time.

                         In connection with the Exchange and Contribution Agreement, the issuer entered into a Stockholder Voting Agreement, dated as of October 4, 2007, by and among the issuer, LEDH and certain stockholders (the “Voting Agreement”). The Voting Agreement governs the voting of stock held by LEDH and such stockholders in the election of members of the Board of Directors and has a term of two years. The Voting Agreement provides that the Board of Directors of the issuer is to consist of nine directors with: (i) four persons designated by the holders of the majority of the Series B Preferred Stock, (ii) four persons designated by the Board of Directors and (iii) the Chief Executive Officer of the issuer. The Voting Agreement also provides for the manner in which vacancies on the Board of Directors are to be filled.

Item 7.             Material to be Filed as Exhibits

                         The following documents are filed as exhibits and are incorporated by reference to the issuer’s Form 8-K, filed by the issuer on October 11, 2007.

Exhibit Description

4.1	Exchange and Contribution Agreement, dated as of October 4, 2007, by and between LED Holdings, LLC and Lighting Science Group Corporation.

4.2	Certificate of Designation of Series B Preferred Stock of Lighting Science Group Corporation, dated October 4, 2007.

4.3	Stockholder Voting Agreement, dated as of October 4, 2007, by and between LED Holdings, LLC, Lighting Science Group Corporation, and certain stockholders.

4.4	Registration Rights Agreement, dated as of October 4, 2007, by and between LED Holdings, LLC and Lighting Science Group Corporation.

Signature

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2007

LED HOLDINGS, LLC

By:	/s/ Govi Rao
Name:	Govi Rao
Title:	President/CEO

PP IV (AIV) LED, LLC

By: Pegasus Partners IV (AIV), L.P.,
its sole member

By: Pegasus Investors IV, L.P.,
its general partner

By: Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

PP IV LED, LLC

By: Pegasus Partners, IV, L.P.,
its sole member

By: Pegasus Investors IV, L.P.,
its general partner

By: Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

/s/ Richard Kelson
RICHARD KELSON

LED EFFECTS, INC.

By:	/s/ Kevin Furry
Name:	Kevin Furry
Title:	President

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 4, 2007

LED HOLDINGS, LLC

By:	/s/ Govi Rao
Name:	Govi Rao
Title:	President/CEO

PP IV (AIV) LED, LLC

By: Pegasus Partners IV (AIV), L.P.,
its sole member

By: Pegasus Investors IV, L.P.,
its general partner

By: Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

PP IV LED, LLC

By: Pegasus Partners, IV, L.P.,
its sole member

By: Pegasus Investors IV, L.P.,
its general partner

By: Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name:	Steven Wacaster
Title:	Vice President

/s/ Richard Kelson
RICHARD KELSON

LED EFFECTS, INC.

By:	/s/ Kevin Furry
Name:	Kevin Furry
Title:	President